UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) of the Securities Exchange Act of 1934

and

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934

DOUBLEDOWN INTERACTIVE CO., LTD.

(Name of Subject Company (Issuer))

DOUBLEU GAMES CO., LTD.

(Offeror and Filing Person)

DOUBLEDOWN INTERACTIVE CO., LTD.

(Filing Person for purposes of Rule 13e-3 only; not the bidder)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

American Depositary Shares, each representing one-twentieth (1/20) of one Common Share, par value KRW 10,000 per share, and the underlying Common Shares

(Title of Class of Securities)

25862B109

(CUSIP Number of Class of Securities)

(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

DoubleU Games Co., Ltd.

Attention: Jaeyoung Choi, Chief Financial Officer

16F, GFC, 152 Teheran-ro, Gangnam-gu,

Seoul 06236, Republic of Korea

Telephone: +82-2-501-7216

Email: ir@doubleugames.com

(Offeror and Filing Person)

DoubleDown Interactive Co., Ltd.

Attention: Joseph A. Sigrist, Chief Financial Officer

6671 S. Las Vegas Blvd., Building D, Suite 210,

Las Vegas, Nevada 89119, United States

Telephone: +1 (702) 761-6899

Email: ir@doubledown.com

(Filing Person for purposes of Rule 13e-3 only; not the bidder)

With copies to:

Attention: Steve L. Camahort, Esq.; Jon Kubek

Paul Hastings LLP

101 California Street, 48th Floor,

San Francisco, CA 94111, United States

Telephone: +1 (415) 856-7000

Email: stevecamahort@paulhastings.com

With copies to:
Attention: Barbara A. Jones Greenberg Traurig, LLP 1840 Century Park East, Suite 1900, Los Angeles, CA 90067, United States Telephone: +1 (310) 586-7700

DoubleDown Interactive Co., Ltd. Special Committee

Attention: Sung Uk Park, Independent Director

c/o DoubleDown Interactive Co., Ltd.,

13F, Gangnam Finance Center, 152 Teheran-ro, Gangnam-gu,

Seoul 06236,

Republic of Korea

Telephone: +82-2-501-7216 Email: ir@doubledown.com

Attention: Iksoo Kim, Esq.

Paul Hastings LLP

33/F West Tower, Mirae Asset Center1,

26 Eulji-ro 5-gil, Jung-gu,

Seoul 04539, Republic of Korea

Telephone: +82-2-6321-3800

Email: iksookim@paulhastings.com

	Attention: Doron Lipshitz Greenberg Traurig, LLP One Vanderbilt Avenue, New York, NY 10017, United States Telephone: +1 (212) 801-9200	Attention: Suni Sreepada Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036-8704, United States Telephone: +1 (212) 596-9000

Attention: Kwon-Eui Park, Esq. Kim & Chang 39, Sajik-ro 8-gil, Jongno-gu, Seoul 03170, Republic of Korea Telephone: +82-2-3703-1518 Email: kepark@kimchang.com		Attention: Jaewoo Lee Ropes & Gray LLP POSCO Tower Yeoksam, 21F 134 Teheran-ro, Gangnam District, Seoul 06235, South Korea Telephone: +82 2-2141-5900

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer: ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer (Rule 14d-1)

☐ Issuer tender offer (Rule 13e-4)

☒ Going-private transaction (Rule 13e-3)

☐ Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Rule 13e-3 — Statement filed in connection with (check the appropriate box):

(a) ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Exchange Act.

(b) ☐ The filing of a registration statement under the Securities Act of 1933.

(c) ☒ A tender offer.

(d) ☐ None of the above.

INTRODUCTORY STATEMENT

This combined Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Statement”) is filed by (i) DoubleU Games Co., Ltd., a company organized under the laws of the Republic of Korea (“DoubleU Games”), the offeror and a filing person, and (ii) DoubleDown Interactive Co., Ltd., a corporation organized under the laws of the Republic of Korea (“DDI” or the “Company”), solely as a filing person for purposes of Rule 13e-3 (and not as the bidder). It relates to the offer by DoubleU Games to purchase all outstanding American Depositary Shares of DDI (“ADSs”), each representing one-twentieth (1/20) of one common share, par value KRW 10,000 per share of DDI (“Common Shares”), that are not owned by DoubleU Games or its affiliates, at US$16.25 per ADS, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 10, 2026 (Exhibit (a)(1)(A)) (the “Offer to Purchase”) and the related Letter of Transmittal (Exhibit (a)(1)(B)) (the “Letter of Transmittal” and, together with the Offer to Purchase, each as may be amended or supplemented from time to time, the “Offer”). The Offer is being made for ADSs only.

No merger of DoubleU Games and DDI is currently contemplated. Following completion of the Offer, DoubleU Games intends to acquire the remaining Common Shares through a second-step transaction under the Korean Commercial Act (“KCA”) as a result of which DDI will become a wholly-owned subsidiary of DoubleU Games, the ADSs will be delisted from The Nasdaq Global Select Market (“Nasdaq”) and DDI will seek to terminate the registration of its securities and its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to the items of this Statement, except as otherwise set forth below. This Statement also constitutes the Rule 13e-3 going-private disclosure document; see the “Special Factors” section of the Offer to Purchase (Exhibit (a)(1)(A)).

The Offer is subject to conditions, including (i) that, immediately following the acceptance for payment of all ADSs validly tendered and not validly withdrawn pursuant to the Offer, DoubleU Games would own at least 95% of DDI’s total issued and outstanding Common Shares (the “Minimum Tender Condition”), determined objectively on the basis specified in the Tender Offer and Post-Offer Cooperation Agreement, dated as of November 9, 2026, by and between DoubleU Games and DDI (the “Transaction Agreement”), by reference to the Tender Agent’s certificate, which Minimum Tender Condition DoubleU Games may, if it reasonably determines that it is not reasonably expected to be satisfied as of the then-scheduled Expiration Time, and at any time prior to the then-scheduled Expiration Time, reduce (but not waive) to a percentage not lower than 90% (the “Waiver Floor”), after consulting in good faith with DDI’s special committee composed solely of independent and disinterested directors (the “Special Committee”) and with the prior written consent of DDI (given by DDI’s board of directors (the “Board”) following the recommendation of the Special Committee), which consent may not be unreasonably withheld, conditioned or delayed, (ii) the Majority-of-the-Minority Condition (that more than 50% of the ADSs held by holders other than DoubleU Games, its affiliates and the directors and officers of DoubleU Games and DDI (the “Unaffiliated Holders”) be validly tendered and not validly withdrawn prior to the Expiration Time), which is not waivable by any party, (iii) the Board’s recommendation that the Unaffiliated Holders accept the Offer and tender their ADSs having been made and not withdrawn or adversely modified (which condition DoubleU Games may waive in its sole discretion), and (iv) the other conditions set out in Section 13 of the Offer to Purchase. The Offer is not subject to any financing condition.

If the Minimum Tender Condition (as it may have been reduced to a percentage not below the Waiver Floor) is not satisfied, or DoubleU Games and its affiliates would own less than 90%, or the Majority-of-the-Minority Condition is not satisfied, or any other condition is not satisfied and not validly waived, DoubleU Games will accept no ADSs for payment, the Offer will terminate (unless extended to the extent required by applicable law or the Transaction Agreement), and all tendered ADSs will be returned to their holders. DoubleU Games may, after good faith consultation with the Special Committee and the Board, but shall not be required to, extend the Offer for one or more additional periods, and DoubleU Games shall in any event extend the Offer as required by applicable law, the rules of the SEC or Nasdaq or to resolve comments issued by the SEC or its staff applicable to the Offer, the Schedule TO, the Schedule 13E-3, the Offer to Purchase, the related Letter of Transmittal and all amendments and supplements thereto, or the Schedule 14D-9; provided that no extension of the Offer shall extend past the earlier of (x) the termination of the Transaction Agreement in accordance with its terms and (y) 5:00 p.m. (New York City time) on March 10, 2027 (the “End Date”). Any reduction of the Minimum Tender

Condition will be publicly announced and reflected in amendments to this Statement and an Offer to Purchase supplement, and the Offer will be extended as required by applicable law (including so that at least five (5) U.S. business days remain before the Expiration Time, or ten (10) U.S. business days where Rule 14e-1(b) applies or where the change otherwise approaches the significance of the price or the percentage of securities sought). See the Offer to Purchase, Section 13 (“Conditions of the Offer”).

SUMMARY TERM SHEET

The following summarizes the material terms of the Offer and the going-private transaction and is qualified in its entirety by the more detailed information in the “Summary Term Sheet” and the remainder of the Offer to Purchase and the other exhibits. This is a Rule 13e-3 going-private transaction.

• Offeror / filing persons. DoubleU Games (offeror and filing person; approximately 67.05% of Common Shares); DDI (filing person for Rule 13e-3 purposes only). See “The Parties to the Transaction” below.

• Consideration. US$16.25 per ADS, net in cash, without interest and less any applicable withholding taxes.

• Conditions. Minimum Tender Condition (95% of the total issued and outstanding Common Shares, determined immediately following acceptance for payment; may be reduced (but not waived) prior to the then-scheduled Expiration Time to not below 90%, after good faith consultation with the Special Committee and with the prior written consent of DDI (given by the Board following the recommendation of the Special Committee), which consent may not be unreasonably withheld, conditioned or delayed, and any reduction will be publicly announced and the Offer will be extended as required by applicable law, including so that at least five (5) U.S. business days (or ten (10) U.S. business days where Rule 14e-1(b) applies) remain before the Expiration Time); Majority-of-the-Minority Condition, which is not waivable by any party; the Board’s recommendation that the Unaffiliated Holders accept the Offer and tender their ADSs having been made and not withdrawn or adversely modified (which condition DoubleU Games may waive in its sole discretion); the other conditions set out in Section 13 of the Offer to Purchase (“Conditions of the Offer”), including that the Transaction Agreement has not been terminated (which condition is also not waivable); there is no financing condition. The basis on which tendered ADSs and outstanding Common Shares are counted in determining whether each condition is satisfied is set out in Section 13 of the Offer to Purchase. See the Offer to Purchase, Sections 1 (“Terms of the Offer”) and 13 (“Conditions of the Offer”). The Offer may not be extended beyond the End Date. DoubleU Games may elect to provide a subsequent offering period in accordance with Rule 14d-11 after all Offer conditions have been satisfied or validly waived.

• Second-Step Transaction. Following completion of the Offer, DoubleU Games intends to acquire the Common Shares (including Common Shares represented by ADSs) not acquired in the Offer through a statutory transaction under the KCA (referred to in the Transaction Agreement as the “Post-Offer Transaction”). DoubleU Games will select the form of the Post-Offer Transaction from among the structures then legally available, after good faith consultation with the Special Committee, and the expected form will depend on DoubleU Games’ ownership following the Offer: (i) if DoubleU Games holds Common Shares at or above the level at which the share exchange consideration would not exceed 5% of DoubleU Games’ net assets (the “Small-Scale Threshold,” currently estimated at approximately 97%), DoubleU Games may elect a small-scale share exchange on the DoubleU Games side (KCA Art. 360-10) combined with a simplified share exchange on the DDI side (KCA Art. 360-9); (ii) if DoubleU Games (together with its subsidiaries) holds at least 95% but less than the Small-Scale Threshold, a controlling-shareholder squeeze-out (KCA Art. 360-24); or (iii) if the Minimum Tender Condition has been reduced and DoubleU Games holds at least 90% but less than 95%, a simplified share exchange on the DDI side (KCA Art. 360-9) combined with a general comprehensive share exchange on the DoubleU Games side (KCA Arts. 360-2 and 360-3), which requires a special resolution of DoubleU Games’ shareholders. If a selected route is blocked or becomes unavailable, the parties will implement an alternative lawful route. Any Post-Offer Transaction requiring approval of the Board will be subject to that approval, to be given at the time of the Post-Offer Transaction, and to the fiduciary duties of DDI’s directors, and the Special Committee may obtain updated financial advice before any such approval. In each case, holders will receive the Offer Price (US$16.25 per ADS, equivalent to US$325.00 per Common Share) or such higher amount as may be required by applicable law or finally determined by a court, with any KRW/USD conversion made at the base exchange rate first announced by Seoul Money Brokerage Services, Ltd. on the date of the share exchange (or, for a squeeze-out, the date of payment or deposit), and the amount received per ADS, after ADS cancellation fees and other depositary charges (which DoubleU Games will bear), will not be less than the final cash price paid for Common Shares represented by ADSs in the Offer.

• Appraisal / dissenters’ rights. Not available in the Offer itself; available if the second step is effected as a share exchange (simplified share exchange on the DDI side) under KCA Arts. 360-5 and 374-2; not available in a controlling-shareholder statutory purchase under Art. 360-24, in which a court price-determination mechanism applies, and minority holders may demand that a controlling shareholder holding 95% or more of DDI’s issued shares (together with its subsidiaries) purchase their Common Shares under KCA Art. 360-25. Based on the Deposit Agreement and written confirmation delivered by the Depositary, the Depositary will not exercise appraisal or share-purchase rights on behalf of ADS holders; an ADS holder wishing to exercise such rights must, sufficiently in advance and in accordance with the instructions and deadlines to be provided by Citibank, N.A., as the ADS Depositary, cancel its ADSs, withdraw the underlying Common Shares and become a registered holder on DDI’s shareholder register on or prior to the applicable record date or such other date as required under the KCA. DDI will not be required to fund from its own resources the purchase price of any Common Shares under KCA Art. 360-5; DoubleU Games will make the necessary funds available to DDI for that purpose. See “Special Factors—Section 6. Certain Effects of the Offer” and “Special Factors—Section 12. The Second-Step Transaction; Appraisal / Dissenters’ Rights” in the Offer to Purchase (Exhibit (a)(1)(A)), Section 15 (“Appraisal / Dissenters’ Rights”) of the Offer to Purchase and Schedule II (“Appraisal / Dissenters’ Rights Under the Korean Commercial Act”) to the Offer to Purchase.

• Fairness. Each of DoubleU Games and the Board (acting following the unanimous recommendation of the Special Committee) has separately determined that the Transaction Agreement and the Transactions, including the Offer, are fair to DDI’s unaffiliated security holders; see “Special Factors—Section 4. Position of the Filing Persons as to the Fairness of the Offer” in the Offer to Purchase (Exhibit (a)(1)(A)). The Special Committee’s and the Board’s recommendations are set forth in DDI’s Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Recommendation of the Board, Following a Recommendation by the Special Committee,” which is being filed with the SEC and disseminated to holders concurrently with this Statement.

• Tax. See the Offer to Purchase, Section 5 (“Material U.S. Federal Income Tax Considerations for U.S. Holders”) and Section 6 (“Material Korean Tax Considerations”), and the Tax Certification and Withholding Instructions to the Letter of Transmittal.

THE PARTIES TO THE TRANSACTION

DoubleU Games Co., Ltd. (offeror; filing person). A company incorporated under the laws of the Republic of Korea and listed on the KOSPI market of the Korea Exchange (KRX: 192080) and DDI’s controlling shareholder, holding approximately 67.05% of the Common Shares. Principal office: 16F, GFC, 152 Teheran-ro, Gangnam-gu, Seoul 06236, Republic of Korea.

DoubleDown Interactive Co., Ltd. (subject company / issuer; filing person for Rule 13e-3 purposes only). A corporation organized under the laws of the Republic of Korea. Principal office: 13F, GFC, 152 Teheran-ro, Gangnam-gu, Seoul 06236, Republic of Korea. The ADSs trade on Nasdaq under “DDI”; the Company completed its initial public offering of ADSs on Nasdaq in 2021.

Agents. Tender Agent and Paying Agent is Citibank, N.A.; Dealer Manager is Roth Capital Partners, LLC (888 San Clemente Drive, Suite 400, Newport Beach, California 92660); Information Agent is Georgeson LLC; ADS Depositary is Citibank, N.A. See the Offer to Purchase, Section 16 (“Fees and Expenses”).

PART I — INFORMATION REQUIRED BY SCHEDULE TO

Item 1. Summary Term Sheet. See “Summary Term Sheet” above and in the Offer to Purchase, incorporated herein by reference.

Item 2. Subject Company Information. Name and address: DoubleDown Interactive Co., Ltd., 13F, GFC, 152 Teheran-ro, Gangnam-gu, Seoul 06236, Republic of Korea. Securities: ADSs (each 1/20 of a Common Share) listed on Nasdaq under “DDI.” As of November 10, 2026, there were 2,477,672 Common Shares issued and outstanding, of which 1,661,191 Common Shares (approximately 67.05%) were held by DoubleU Games and the remaining 816,481 Common Shares (approximately 32.95%) were held in the form of 16,329,620 ADSs by holders other than DoubleU Games. See “Introduction,” “The Parties to the Transaction,” and Sections 7 (“Price Range of the ADSs; Dividends”) and 9 (“Certain Information Concerning DDI”) of the Offer to Purchase, incorporated herein by reference.

Item 3. Identity and Background of Filing Person. See Section 10 (“Certain Information Concerning DoubleU Games”) of the Offer to Purchase and Schedule I to the Offer to Purchase, incorporated herein by reference. DoubleU Games (KRX: 192080), DDI’s controlling shareholder (which holds approximately 67.05% of DDI’s issued and outstanding Common Shares), is the bidder and a filing person; DoubleDown Interactive Co., Ltd. is a filing person for purposes of Rule 13e-3 (not the bidder).

Item 4. Terms of the Transaction. See “Summary Term Sheet,” the “Special Factors” section of the Offer to Purchase (Exhibit (a)(1)(A)), and Sections 1–4, 12 and 13 of the Offer to Purchase, incorporated herein by reference, including the descriptions of (i) the Minimum Tender Condition, which requires that, immediately following the acceptance for payment of all ADSs validly tendered and not validly withdrawn prior to the Expiration Time, DoubleU Games would own at least 95% of the total issued and outstanding Common Shares (which percentage DoubleU Games may, prior to the then-scheduled Expiration Time, after consulting in good faith with the Special Committee, and with the prior written consent of DDI (given by the Board following the recommendation of the Special Committee), which consent may not be unreasonably withheld, conditioned or delayed, reduce, but not waive, to a percentage not below 90%); (ii) the Majority-of-the-Minority Condition, which may not be waived; and (iii) the second-step transaction, to be effected by means of a cash squeeze-out or a comprehensive share exchange (including a small-scale or simplified share exchange) under the KCA, as described in Section 12 (“Second-Step Transaction; Consideration”) of the Offer to Purchase, pursuant to which holders of Common Shares and ADSs not acquired in the Offer will receive consideration equivalent to that paid in the Offer, in each case at the Offer Price (US$16.25 per ADS, equivalent to US$325.00 per Common Share) or such higher amount as may be required by applicable law or finally determined by a court.

Item 5. Past Contacts, Transactions, Negotiations and Agreements. See “Special Factors—Section 1. Background of the Offer; Past Contacts; the Transaction Agreement and Related Agreements” and “Special Factors—Section 8. Interests of Certain Persons in the Offer; Conflicts of Interest” in the Offer to Purchase (Exhibit (a)(1)(A)), incorporated herein by reference, including the description of the Transaction Agreement (Exhibit (d)(1)) and of the intercompany agreements between DoubleU Games and DDI filed as Exhibits (d)(3) through (d)(20). Under the Transaction Agreement, while it remains in effect, DoubleU Games has agreed not to sell or transfer its Common Shares (other than pledges in favor of its financing sources and transfers required to implement the Post-Offer Transaction), not to support any third-party alternative transaction not recommended by the Special Committee and the Board, and, until completion of the Post-Offer Transaction, not to dissolve or change the composition or authority of the Special Committee. Neither DoubleU Games nor any of its affiliates has entered into any tender, support or voting agreement with any holder of ADSs or Common Shares. Collateral (Item 1005(e)). The information regarding the pledge granted by DoubleU Games as security for the bridge loan facility is set forth under “Collateral” in Section 11 (“Source and Amount of Funds”) of the Offer to Purchase and is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals. See “Special Factors—Section 2. Purposes and Reasons for the Offer,” “—Section 6. Certain Effects of the Offer” and “—Section 7. Plans for the Company after the Offer” in the Offer to Purchase (Exhibit (a)(1)(A)) and Section 8 (“Effect of the Offer on the Market for the ADSs; Nasdaq Delisting; Registration and Reporting under the Exchange Act; Margin Regulations”) of the Offer to Purchase, each incorporated herein by reference. The plans required to be described by Item 1006(c) include the acquisition by DoubleU Games of all Common Shares or ADSs not owned by it through the second-step transaction, as a result of which DDI will become a wholly-owned subsidiary of DoubleU Games (Item 1006(c)(1)), and, following completion of the second-step transaction, the delisting of the ADSs from Nasdaq (Item 1006(c)(6)) and the termination of the registration of the ADSs and of DDI’s reporting obligations under Section 15(d) of the Exchange Act (Item 1006(c)(8)); under the Transaction Agreement, DoubleU Games may not cause or vote in favor of the delisting or deregistration of the ADSs or the termination of the Deposit Agreement prior to completion of the second-step transaction without DDI’s prior written consent (given by the Board following the recommendation of or consultation with the Special Committee, as applicable), other than any delisting required by Nasdaq that is not the result of any action of DoubleU Games or its affiliates. Item

1006(c)(7) is not applicable, as no class of DDI’s securities is registered under Section 12(g). The filing of a Form 25 withdraws the ADSs from listing on Nasdaq and, upon effectiveness, from registration under Section 12(b) but does not by itself terminate DDI’s reporting obligations under the Exchange Act. See Section 8 (“Effect of the Offer on the Market for the ADSs; Nasdaq Delisting; Registration and Reporting under the Exchange Act; Margin Regulations”) of the Offer to Purchase.

Item 7. Source and Amount of Funds or Other Consideration. (a), (b) and (d). The information set forth in “Special Factors—Section 9. Financing of the Offer” and Section 11 (“Source and Amount of Funds”) of the Offer to Purchase (Exhibit (a)(1)(A)) is incorporated herein by reference. (c) The information set forth in “Special Factors—Section 10. Fees and Expenses” and Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference. Under the Transaction Agreement, DoubleU Games will bear the fees and expenses of the Tender Agent, the Information Agent, the Dealer Manager and the Depositary, all ADS corporate-action costs relating to the Offer and the second-step transaction, and the costs of the Offer Documents and the Schedule 13E-3 and all costs of its financing, and will reimburse DDI for 50% of its reasonable and documented out-of-pocket expenses incurred in connection with the transaction (including expenses incurred by the Special Committee, but other than expenses relating to any bring-down of the Fairness Opinion or other updated financial advice obtained by the Special Committee, the Board or DDI).

Item 8. Interest in Securities of the Subject Company. See “Introduction,” “The Parties to the Transaction,” and Section 10 (“Certain Information Concerning DoubleU Games”) of the Offer to Purchase, incorporated herein by reference. DoubleU Games beneficially owns 1,661,191 Common Shares, representing approximately 67.05% of the issued and outstanding Common Shares. As of November 10, 2026, Joseph A. Sigrist, Chief Financial Officer of DDI, beneficially owned 500 ADSs (representing 25 Common Shares, or less than 0.01% of the issued and outstanding Common Shares). Other than as set forth above, none of the directors or executive officers of DoubleU Games or DDI beneficially owns any ADSs or Common Shares. Securities transactions during the past 60 days (Item 1008(b)): none of DoubleU Games or DDI or, to their knowledge, their respective affiliates, subsidiaries, pension, profit-sharing or similar plans, directors or executive officers has effected any transaction in the ADSs or Common Shares during the past 60 days.

Item 9. Persons/Assets Retained, Employed, Compensated or Used. See Section 16 (“Fees and Expenses”) of the Offer to Purchase, incorporated herein by reference. Dealer Manager Roth Capital Partners, LLC; Information Agent Georgeson LLC; Tender Agent and Paying Agent Citibank, N.A.; ADS Depositary Citibank, N.A. DoubleU Games has not retained a financial advisor in connection with the Offer and has not obtained a fairness opinion. DoubleU Games engaged Samdo Accounting Corporation solely to deliver the external valuation report required under Korean law; see “Special Factors—Section 5A. Korean Statutory Valuation Report (Samdo Accounting Corporation)” in the Offer to Purchase (Exhibit (a)(1)(A)), incorporated herein by reference.

Item 10. Financial Statements. Not applicable. The financial statements of DoubleU Games are not material to a holder’s decision whether to sell, tender or hold ADSs because (a) the consideration offered consists solely of cash, (b) the Offer is not subject to any financing condition, and (c) the Offer is for all outstanding ADSs not owned by DoubleU Games. For financial information regarding DDI required for purposes of Rule 13e-3, see Part II, Item 13.

Item 11. Additional Information. See Sections 10, 12, 14 and 15 of the Offer to Purchase (Certain Information Concerning DoubleU Games; Second-Step Transaction; Consideration; Certain Legal Matters; Regulatory Approvals; Appraisal / Dissenters’ Rights), incorporated herein by reference.

Item 12. Exhibits. See the Exhibit Index below.

Item 13. Information Required by Schedule 13E-3. See Part II below.

PART II — INFORMATION REQUIRED BY SCHEDULE 13E-3

Pursuant to General Instruction G to Schedule 13E-3, the following cross-references show the location of the information required by the items of Schedule 13E-3 (which incorporate Items 1001–1016 of Regulation M-A). Responses are qualified in their entirety by the full text of this Statement, the Offer to Purchase and the exhibits.

Item 1. Summary Term Sheet. See “Summary Term Sheet.”

Item 2. Subject Company Information. See “The Parties to the Transaction,” Part I Item 2, and the Offer to Purchase.

Item 3. Identity and Background of the Filing Persons. See “The Parties to the Transaction,” Part I Item 3, and Schedule I to the Offer to Purchase (directors and executive officers; Item 1003 background).

Item 4. Terms of the Transaction. Material terms, appraisal/dissenters’ rights (available at the second step under KCA Arts. 360-5/374-2), and provisions for unaffiliated security holders — see “Summary Term Sheet,” the “Special Factors” section of the Offer to Purchase (Exhibit (a)(1)(A)) (including “Special Factors—Section 11. Accounting Treatment; Material Tax Consequences—Provisions for Unaffiliated Security Holders” and “—Section 12. The Second-Step Transaction; Appraisal / Dissenters’ Rights”), Part I Item 4, and Sections 1–4, 12, 13 and 15 of the Offer to Purchase, each incorporated herein by reference.

Different terms (Item 1004(c)): No holder of ADSs or Common Shares will be treated differently from other holders in the Offer or the second-step transaction, other than as described under “Special Factors—Section 8. Interests of Certain Persons in the Offer; Conflicts of Interest” in the Offer to Purchase, including DoubleU Games’ agreement under the Transaction Agreement to cause DDI to maintain, from and after the acceptance of ADSs for payment, the indemnification and expense advancement obligations of DDI to its directors and officers on terms no less advantageous than those in effect on the date of the Transaction Agreement.

Appraisal / dissenters’ rights (Item 1004(d)): holders of ADSs are not entitled to appraisal or dissenters’ rights in the Offer itself, a tender being a voluntary sale; the other rights available under applicable law to a holder that does not tender are the share-purchase (appraisal) rights arising under KCA Articles 360-5 and 374-2 on a simplified share exchange, the court price-determination mechanism under KCA Article 360-24 on a controlling-shareholder statutory purchase, and, if DoubleU Games and its subsidiaries hold 95% or more of DDI’s total issued shares, the right of a minority shareholder under KCA Article 360-25 to demand that DoubleU Games purchase its Common Shares. Those rights and the procedures for exercising them, including the steps required of holders of ADSs, are described in Schedule II to the Offer to Purchase, filed as Exhibit (f)(1).

Provisions for unaffiliated security holders (Item 1004(e)): None of the filing persons has made any provision in connection with the transaction to grant unaffiliated security holders access to the corporate files of any filing person or to obtain counsel or appraisal services at the expense of any filing person.

Eligibility for listing or trading (Item 1004(f)): Not applicable, as the consideration in the Offer and the second-step transaction consists solely of cash.

Item 5. Past Contacts, Transactions, Negotiations and Agreements. See “Special Factors—Section 1. Background of the Offer; Past Contacts; the Transaction Agreement and Related Agreements” in the Offer to Purchase (Exhibit (a)(1)(A)) and Part I Item 5, each incorporated herein by reference. The agreements relating to DDI’s securities required to be described by Item 1005(e) are the Transaction Agreement and the pledge documents described under “Collateral” in Section 11 of the Offer to Purchase, which are filed as Exhibits (d)(1) and (d)(2), respectively. The information set forth in the Offer to Purchase under “Collateral” in Section 11 is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals. See “Special Factors—Section 2. Purposes and Reasons for the Offer,” “—Section 3. Alternatives Considered” and “—Section 7. Plans for the Company after the Offer” in the Offer to Purchase (Exhibit (a)(1)(A)) and Part I Item 6, each incorporated herein by reference.

Use of securities acquired (Item 1006(b)): ADSs acquired in the Offer will be surrendered by DoubleU Games to the Depositary for cancellation, and the underlying Common Shares will be withdrawn and registered in the name of DoubleU Games on DDI’s shareholder register. Common Shares acquired in the second-step transaction will be held by DoubleU Games.

Item 7. Purposes, Alternatives, Reasons and Effects. See “Special Factors—Section 2. Purposes and Reasons for the Offer,” “—Section 3. Alternatives Considered,” “—Section 6. Certain Effects of the Offer” and “—Section 11. Accounting Treatment; Material Tax Consequences” in the Offer to Purchase (Exhibit (a)(1)(A)) and Sections 5 (“Material U.S. Federal Income Tax Considerations for U.S. Holders”) and 6 (“Material Korean

Tax Considerations”) of the Offer to Purchase, each incorporated by reference (including that the Offer is not intended to leave a substantial stranded unaffiliated minority, the purposes, alternatives considered, reasons and effects of the transaction for each filing person, the effect of the transaction on DoubleU Games’ interest in the net book value and net earnings of DDI, the material U.S. federal income tax and Korean tax consequences of the transaction to DDI, DoubleU Games and the unaffiliated security holders, and that if the Minimum Tender Condition is reduced into the 90–95% band, the second-step transaction will require a special resolution of DoubleU Games’ shareholders and its timing may be delayed).

Item 8. Fairness of the Transaction. See “Special Factors—Section 4. Position of the Filing Persons as to the Fairness of the Offer” (including “—Position of DDI as to Fairness”) in the Offer to Purchase (each filing person’s separate determination; the factors described in Instruction 2 to Item 1014; whether the transaction is structured so that approval of at least a majority of unaffiliated security holders is required (Item 1014(c)); whether a majority of the directors who are not employees of DDI has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders (Item 1014(d)); whether the transaction was approved by a majority of the directors of DDI who are not employees of DDI (Item 1014(e)); and any firm offers (Item 1014(f)); and procedural safeguards including the non-waivable Majority-of-the-Minority Condition and the independent Special Committee), each incorporated herein by reference, and the recommendation of the Board (made following the recommendation of the Special Committee) in the Schedule 14D-9.

Item 9. Reports, Opinions, Appraisals and Negotiations. See “Special Factors—Section 5. Opinion of the Financial Advisor to the Special Committee (Kroll),” “—Section 5A. Korean Statutory Valuation Report (Samdo Accounting Corporation)” and “—Section 11. Accounting Treatment; Material Tax Consequences—Certain Financial Projections” in the Offer to Purchase (Exhibit (a)(1)(A)), and “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor” and “—Certain Unaudited Prospective Financial Information of the Company” in the Schedule 14D-9, each incorporated herein by reference, relating to the financial advisor to the Special Committee, Kroll, LLC, operating through its Duff & Phelps Opinions Practice (“Kroll”), the Korean statutory valuation report and financial projections. The opinion of Kroll and each related discussion material or presentation are filed as Exhibits (c)(1) and (c)(2), and an English translation of the Korean statutory valuation report of Samdo Accounting Corporation, obtained by DoubleU Games solely to comply with Korean law and not relied upon for its fairness determination, is filed as Exhibit (c)(3). The reports, opinions and appraisals filed as Exhibits (c)(1) through (c)(3) will be made available for inspection and copying at the principal executive offices of DoubleU Games during its regular business hours by any interested holder of ADSs or Common Shares or any representative of such holder who has been so designated in writing.

Item 10. Source and Amount of Funds or Other Consideration. The information set forth in “Special Factors—Section 9. Financing of the Offer” and “—Section 10. Fees and Expenses,” Section 11 (“Source and Amount of Funds”) and Section 16 (“Fees and Expenses”) of the Offer to Purchase (Exhibit (a)(1)(A)) is incorporated herein by reference; financing documents are filed as Exhibit (b)(1).

Item 11. Interest in Securities of the Subject Company. See Part I Item 8. DoubleU Games approximately 67.05%; holders other than DoubleU Games approximately 32.95% (including Joseph A. Sigrist, Chief Financial Officer of DDI, 500 ADSs (representing 25 Common Shares, or less than 1%), whose ADSs are excluded from the Unaffiliated ADSs for purposes of the Majority-of-the-Minority Condition). Securities transactions during the past 60 days (Item 1008(b)): see Part I Item 8.

Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Intent to Tender” and in the Offer to Purchase under “Special Factors—Section 8. Interests of Certain Persons in the Offer; Conflicts of Interest” is incorporated herein by reference.

(e) Recommendations of Others. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Recommendation of the Board, Following a Recommendation by the Special Committee,” “—Background of the Offer” and “—Reasons for the Recommendation of the Special Committee; Reasons for the Recommendation of the Board” and in the Offer to Purchase under “Introduction” and “Special Factors—Section 4. Position of the Filing Persons as to the Fairness of the Offer” is incorporated herein by reference.

Item 13. Financial Statements. The audited consolidated financial statements of DDI as of and for the fiscal years ended December 31, 2025 and 2024 are incorporated herein by reference to DDI’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on March 31, 2026, and the unaudited interim condensed consolidated financial statements of DDI as of and for the six months ended June 30, 2026 are incorporated herein by reference to Exhibit 99.2 to DDI’s Report on Form 6-K furnished to the SEC on August 11, 2026. The summary financial information required by Item 1010(c) of Regulation M-A, including the book value per Common Share and per ADS as of the date of the most recent balance sheet presented, is set forth in the Offer to Purchase under Section 9 (“Certain Information Concerning DDI”) and is incorporated herein by reference.

Item 14. Persons/Assets Retained, Employed, Compensated or Used. See “Special Factors—Section 1. Background of the Offer; Past Contacts; the Transaction Agreement and Related Agreements,” “—Section 5. Opinion of the Financial Advisor to the Special Committee (Kroll)” and “—Section 10. Fees and Expenses,” and Section 16 (“Fees and Expenses”) of the Offer to Purchase, and “Item 5. Persons/Assets Retained, Employed, Compensated or Used” of the Schedule 14D-9, each incorporated herein by reference. The Special Committee of DDI retained Kroll as its independent financial advisor, and Kroll rendered the fairness opinion filed as Exhibit (c)(1) hereto. The Special Committee also retained Kroll Securities, LLC, an affiliate of Kroll, to provide financial and market-related advice and assistance in connection with the Offer.

Item 15. Additional Information. See “Special Factors—Section 8. Interests of Certain Persons in the Offer; Conflicts of Interest” in the Offer to Purchase for any golden-parachute-type arrangements (to the extent applicable to a foreign private issuer), Item 1011(b) information regarding unaffiliated holders, and Section 17 (“Miscellaneous”) of the Offer to Purchase.

Item 16. Exhibits. See the Exhibit Index below.

Exhibit	Description
(a)(1)(A)*	Offer to Purchase, dated November 10, 2026.
(a)(1)(B)*	ADS Letter of Transmittal.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Summary Advertisement, as published in The New York Times on November 10, 2026.
(a)(1)(F)	Letter to Holders of American Depositary Shares from the Chair of the Board of Directors of DoubleDown Interactive Co., Ltd., dated November 10, 2026 (incorporated by reference to Exhibit (a)(2)(A) to the Schedule 14D-9).
(a)(2)	Solicitation/Recommendation Statement on Schedule 14D-9 filed by DDI with the SEC on November 10, 2026 (incorporated herein by reference).
(a)(5)(A)	Joint Press Release issued by DoubleU Games Co., Ltd. and DoubleDown Interactive Co., Ltd. on November 9, 2026, announcing the execution of the Transaction Agreement (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by DoubleU Games Co., Ltd. with the SEC on November 9, 2026).
(a)(5)(B)

Joint Press Release issued by DoubleU Games Co., Ltd. and DoubleDown Interactive Co., Ltd. on November 10, 2026 announcing the commencement of the Offer (incorporated by reference to Exhibit (a)(5)(B) to the Schedule 14D-9).

(b)(1)*	Facility Agreement dated as of November 9, 2026 among DoubleU Games Co., Ltd., as borrower, the banks and financial institutions named in Schedule I thereto, as lenders, and Korea Investment & Securities Co., Ltd., as mandated lead arranger, facility agent and security agent (bridge loan facility of up to KRW 300,000,000,000).
(c)(1)	Opinion of Kroll, LLC, operating through its Duff & Phelps Opinions Practice, provided to the Special Committee, dated November 6, 2026 (incorporated by reference to Annex A to the Schedule 14D-9).

Exhibit	Description
(c)(2)*	Discussion materials of Kroll, LLC, operating through its Duff & Phelps Opinions Practice, provided to the Special Committee, dated November 6, 2026.
(c)(3)*	External Valuation Opinion of Samdo Accounting Corporation, dated November 9, 2026, delivered to DoubleU Games Co., Ltd. solely for purposes of the Korean Financial Investment Services and Capital Markets Act (English translation of the Korean-language original).
(d)(1)	Tender Offer and Post-Offer Cooperation Agreement, dated as of November 9, 2026, by and between DoubleU Games Co., Ltd. and DoubleDown Interactive Co., Ltd. (incorporated by reference to Exhibit 99.1 to DoubleDown Interactive Co., Ltd.’s Report on Form 6-K furnished to the SEC on November 9, 2026).
(d)(2)*	Share Kun-Pledge Agreement and Share Custody Account Kun-Pledge Agreement, each dated November 9, 2026, in each case among DoubleU Games Co., Ltd., as pledgor, the lenders and Korea Investment & Securities Co., Ltd., as security agent.
(d)(3)†	Game License Agreement, dated as of March 31, 2023 and effective as of January 1, 2023, by and between DoubleU Games Co., Ltd. and DoubleDown Interactive LLC (incorporated by reference to Exhibit 4.1 to DDI’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 28, 2024).
(d)(4)†	Revenue Share Agreement, dated as of November 20, 2024 and effective as of August 20, 2024, by and between DoubleU Games Co., Ltd. and SuprPlay Ltd. (incorporated by reference to Exhibit 4.3 to DDI’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 21, 2025).
(d)(5)†	Game Development Services Agreement, dated as of October 1, 2023, by and between DoubleDown Interactive LLC and DoubleU Games Co., Ltd. (incorporated by reference to Exhibit 4.2 to DDI’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 28, 2024).
(d)(6)†	Game Development Agreement, dated as of October 4, 2024 and effective as of September 1, 2024, by and between DoubleDown Interactive LLC and DoubleU Games Co., Ltd. (incorporated by reference to Exhibit 10.2 to DDI’s Report on Form 6-K, furnished to the SEC on October 7, 2024).
(d)(7)	Loan Agreement, dated as of May 25, 2018, by and between DoubleU Games Co., Ltd., as creditor, and DoubleDown Interactive Co., Ltd., as debtor (English translation) (incorporated by reference to Exhibit 10.7 to DDI’s Registration Statement on Form F-1 (File No. 333-258032), filed with the SEC on July 20, 2021).
(d)(8)	Loan Agreement, dated as of August 27, 2018, by and between DoubleU Games Co., Ltd., as creditor, and DoubleDown Interactive Co., Ltd., as debtor (English translation) (incorporated by reference to Exhibit 10.8 to DDI’s Registration Statement on Form F-1 (File No. 333-258032), filed with the SEC on July 20, 2021).
(d)(9)	Loan Agreement, dated as of November 26, 2018, by and between DoubleU Games Co., Ltd., as creditor, and DoubleDown Interactive Co., Ltd., as debtor (English translation) (incorporated by reference to Exhibit 10.9 to DDI’s Registration Statement on Form F-1 (File No. 333-258032), filed with the SEC on July 20, 2021).
(d)(10)	Amendment Agreement, dated as of May 27, 2024, to the Loan Agreement, dated as of May 25, 2018, by and between DoubleU Games Co., Ltd., as creditor, and DoubleDown Interactive Co., Ltd., as debtor (English translation) (incorporated by reference to Exhibit (e)(2)(H) to the Schedule 14D-9).
(d)(11)	Amendment Agreement, dated as of May 27, 2024, to the Loan Agreement, dated as of August 27, 2018, by and between DoubleU Games Co., Ltd., as creditor, and DoubleDown Interactive Co., Ltd., as debtor (English translation) (incorporated by reference to Exhibit (e)(2)(I) to the Schedule 14D-9).

Exhibit	Description
(d)(12)	Amendment Agreement, dated as of May 27, 2024, to the Loan Agreement, dated as of November 26, 2018, by and between DoubleU Games Co., Ltd., as creditor, and DoubleDown Interactive Co., Ltd., as debtor (English translation) (incorporated by reference to Exhibit (e)(2)(J) to the Schedule 14D-9).
(d)(13)	Supplemental Amendment Agreement, dated as of May 27, 2026, to the Loan Agreement, dated as of May 25, 2018, as amended by the Amendment Agreement, dated as of May 27, 2024, by and between DoubleU Games Co., Ltd., as creditor, and DoubleDown Interactive Co., Ltd., as debtor (English translation) (incorporated by reference to Exhibit (e)(2)(K) to the Schedule 14D-9).
(d)(14)	Supplemental Amendment Agreement, dated as of May 27, 2026, to the Loan Agreement, dated as of August 27, 2018, as amended by the Amendment Agreement, dated as of May 27, 2024, by and between DoubleU Games Co., Ltd., as creditor, and DoubleDown Interactive Co., Ltd., as debtor (English translation) (incorporated by reference to Exhibit (e)(2)(L) to the Schedule 14D-9).
(d)(15)	Supplemental Amendment Agreement, dated as of May 27, 2026, to the Loan Agreement, dated as of November 26, 2018, as amended by the Amendment Agreement, dated as of May 27, 2024, by and between DoubleU Games Co., Ltd., as creditor, and DoubleDown Interactive Co., Ltd., as debtor (English translation) (incorporated by reference to Exhibit (e)(2)(M) to the Schedule 14D-9).
(d)(16)	GFC Sublease Agreement, dated as of September 30, 2023, by and between DoubleU Games Co., Ltd., as sublessor, and DoubleDown Interactive Co., Ltd., as sublessee (English translation) (incorporated by reference to Exhibit (e)(2)(N) to the Schedule 14D-9).
(d)(17)	Sub-Lease Agreement, dated as of October 1, 2023, by and between DoubleU Games Co., Ltd., as sublessor, and DoubleDown Interactive Co., Ltd., as sublessee, and consented to by Gangnam Finance Center Co., Ltd., as lessor (incorporated by reference to Exhibit (e)(2)(O) to the Schedule 14D-9).
(d)(18)	Amendment Agreement to Sublease Agreement, dated as of September 13, 2024 and effective as of September 1, 2024, to the GFC Sublease Agreement, dated as of September 30, 2023, by and between DoubleU Games Co., Ltd., as sublessor, and DoubleDown Interactive Co., Ltd., as sublessee (English translation) (incorporated by reference to Exhibit (e)(2)(P) to the Schedule 14D-9).
(d)(19)	Amendment Agreement to Sublease Agreement, dated as of January 1, 2026, to the GFC Sublease Agreement, dated as of September 30, 2023, as amended by the Amendment Agreement to Sublease Agreement, dated as of September 13, 2024, by and between DoubleU Games Co., Ltd., as sublessor, and DoubleDown Interactive Co., Ltd., as sublessee (English translation) (incorporated by reference to Exhibit (e)(2)(Q) to the Schedule 14D-9).
(d)(20)	Guarantee, dated as of November 18, 2025, issued by DoubleU Games Co., Ltd. for the benefit of Citibank Europe plc, Germany Branch, in respect of the obligations of WHOW Games GmbH (incorporated by reference to Exhibit (e)(2)(R) to the Schedule 14D-9).
(d)(21)	Deposit Agreement, dated as of September 2, 2021, by and among DoubleDown Interactive Co., Ltd., Citibank, N.A., as depositary, and all holders and beneficial owners of ADSs issued thereunder (incorporated by reference to Exhibit 4.1 to DDI’s report on Form 6-K furnished to the SEC on September 2, 2021).
(f)(1)	Statement describing security holders’ appraisal / dissenters’ rights and the procedures for exercising them under the Korean Commercial Act (included as Schedule II to the Offer to Purchase, filed herewith as Exhibit (a)(1)(A)).
107*	Filing Fee Exhibit.

* Filed herewith.

† Portions of this exhibit, as originally filed, were omitted in accordance with Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2026

DOUBLEU GAMES CO., LTD. (Offeror and Filing Person)

By:	/s/ Jaeyoung Choi

Name: Jaeyoung Choi Title: Chief Financial Officer

DOUBLEDOWN INTERACTIVE CO., LTD. (Filing Person for purposes of Rule 13e-3 only)

By:	/s/ Joseph A. Sigrist

Name: Joseph A. Sigrist  Title: Chief Financial Officer